Second Quarter 2015, Knights Apparel and DBA FAQs

Updated July 30, 2015– New or updated questions/answers are in red

Second Quarter 2015- related FAQs

Q: Can you provide any insights into your guidance for the second half?

A: *Looking into the second half of the year, we have a significant amount of visibility. Our space is set, our pricing and promotional programs are in place, and we have locked in our key input costs, including cotton. Based on our guidance, we are expecting second half operating profit, excluding charges, to increase 10% to 14% over last year, which implies second half operating margins, excluding charges, could increase roughly 20 to 60 basis points. However, due to certain timing shifts this year, we are expecting year-over-year operating profit growth for the individual quarters to be very uneven. We expect third quarter operating profit growth, excluding charges, in the mid-single digits range while we expect fourth quarter growth to be in the high-teens to low-20 percent range. These increases compare to the 16% increase in the first quarter and the 15% increase in the second quarter. The timing shifts are due to the timing around promotional spending, the timing related to the realization of certain supply chain and integration savings, as well as the larger benefit from lower cotton prices in the fourth quarter.*

Q: Can you provide an update on the inventory reduction in Basics from a large retailer that you highlighted in Q1?

A: *We recovered a large portion of the inventory reduction we referenced in the first quarter as our Basics business experienced mid-single digit growth in the second quarter, compared to a decline in the first quarter. In our first quarter conference call we stated that the inventory reduction in Basics at this large retailer had begun to reverse itself in the first two weeks of April and during an update in mid-May, we stated that the strong order pace and shipments in the first two weeks of April continued through all of April. To put this in context, at the end of March, weeks of supply in Basics inventory at this large retailer were 3 to 4 weeks below prior year's levels. By the end of April, Basics inventory weeks of supply were essentially flat from the prior year. However, by the end of the second quarter, Basics inventory weeks of supply at this retailer were 2 weeks below prior year's level. This retailer now has a stated goal to drive faster turns in the Basics category and therefore operate at lower levels of inventory by leveraging a relatively new inventory management system. Therefore, what we thought was normal fluctuation in their retail inventories now appears to be a strategic effort on the part of this retailer to operate at lower levels of inventory. In an effort to be prudent, which is our course of action with respect to events that are outside of our control, we have adjusted our shipment assumptions for this retailer for the remainder of the year. The impact of lower second half shipments to this retailer could be up to $20 million in sales for the second half of the year, which we believe could all occur in the third quarter. This has been fully reflected in our guidance.*

Q: What is factored into your 2015 guidance?

A: *Our guidance includes a variety of assumptions, not all of which are discussed below. As we typically do with factors that are outside of our control, we take a prudent approach when factoring these into our guidance.*

The euro is our largest currency and our guidance now assumes an average euro-to-dollar exchange rate for the full-year of approximately €1.00:$1.10. Keep in mind, this represents a simple average for the year as actual rates will vary period to period. We record our revenue and associated expenses within our international operations monthly and we use the average exchange rate for that particular month. The timing of revenue and expenses, especially in rapidly changing exchange rate environments, will impact the average rate for any given period. Therefore, the longer the period, the lower the analytical value of an average exchange rate.

We have good visibility into the year. Pricing and promotional programs are in place. Space gains are set. The transaction impact from exchange rates is hedged, and we have locked in our key input costs. Inherent in our guidance are the following assumptions for DBA: revenue of approximately €630 million, or about $690 million, and operating profit, excluding actions, of approximately €40 million, or about $44 million, which implies about 110 basis points of operating margin dilution from DBA for the full-year. DBA is expected to continue to have an impact on our reported gross margin and SG&A rate until we anniversary the acquisition in late August. Recall, DBA has a higher gross margin and a higher SG&A rate than the rest of our business. Also included in our guidance are the following assumptions for Knights Apparel: roughly $160 million in sales and approximately $18 million in operating profit, excluding charges.

Q: The operating profit guidance for DBA in 2015 increased to €40 million from €30 million, what caused this change?

A: *Our operating profit outlook for DBA in 2015 increased to €40 million, excluding charges, from our prior outlook of €30 million, excluding charges, due to strong execution to-date, better-than-expected cost management and a small amount of synergies. Our 2015 revenue outlook for DBA of approximately €630 million is unchanged.*

Q: Can you provide an update on the integration of Knights Apparel and DBApparel?

A: *With respect to DBA, we've already begun to in-source some of their third party manufacturing. Earlier this month we produced the first DIM boxer briefs in our Vietnam facility. In terms of the overall integration, we've completed all but one of the required works council consultations and we remain on-track to begin implementing many of the integration actions in the fourth quarter. This should lead to substantial synergy benefits in 2016 and continuing into 2017 and beyond, ultimately allowing us to reach our goal of €100 million of operating profit, excluding charges. Looking at Knights Apparel, we've completed the integration planning and began communicating to employees last week. We are on-track to begin the integration actions by the end of this year with synergies beginning to flow through our P&L in 2016. We remain confident in our ability to double their operating profit, excluding charges, to roughly $40 million within the next two to three years.*

Q: How much did DBApparel and Knights Apparel contribute to your revenue and operating profit in the quarter?

A: *For the second quarter, DBA contributed approximately €134 million, or roughly $149 million, to revenue and approximately €5 million, or roughly $5 million, to operating profit, excluding charges. Knights Apparel contributed approximately $37 million to revenue and approximately $5 million to operating profit, excluding charges. For the second quarter, our reported gross margin increased roughly 120 basis points over last year with approximately 60 basis points of the increase coming from these two acquisitions as structurally lower margins at Knights Apparel were more than offset by structurally higher margins at DBA. For the second quarter, our reported SG&A costs, as a percent of sales, increased roughly 100 basis points over last year with these two acquisitions contributing approximately 220 basis points to the increase.*

Q: Will your capital expenditures increase significantly as a result of your acquisition strategy?

A: *With acquisitions, as the size of our business, profit and cash flows increases, so should the absolute level of our capital spending. Although our spending on capital expenditures has and is expected to continue to fluctuate year to year, we expect our capital expenditures to average around 1.75% of sales going forward, which is in-line with our historical average, and over time should roughly equal depreciation. Spending at this level should allow our global supply chain to remain competitive while also handling the increased capacity needs for growth and our acquisition strategy.*

Q: Why did you decide to refinance your revolver and how should we think about your leverage?

A: *Our objective in refinancing is to move borrowings out of our revolver into pre-payable term instruments, which gives us the ability to both pre-pay debt as we choose and have full utilization of our revolver for future acquisitions. Our refinancing does not affect our leverage as our debt is simply moving from one debt instrument to another. With respect to leverage, we think about our debt more in terms of our debt rating. We believe our optimal debt rating is in the BB to BB+ range, which would suggest a net debt-to-EBITDA ratio of roughly 2 to 3 times.*

Q: How does a change in currency exchange rates impact your financial results?

A: *Changes in exchange rates between the U.S. Dollar and other currencies can impact our financial results in two ways; a translation impact and a transaction impact. The translation impact refers to the impact that changes in exchange rates can have on our published financial results. Similar to many multi-national corporations that publish financial results in U.S. Dollars, our revenue and profit earned in local foreign currencies is translated back into U.S. Dollars using an average exchange rate over the representative period. A period of strengthening in the U.S. Dollar results in a negative impact to our published financial results (because it would take more units of a local currency to convert into a dollar). The opposite is true during a period of weakening in the U.S. Dollar. Our biggest foreign currency exposure is the euro.*

The transaction impact on financial results is common for apparel companies that source goods because these goods are purchased in U.S. Dollars. The transaction impact from a strengthening dollar would be negative to our financial results (because the U.S. Dollar-based costs would convert into a higher amount of local currency units, which means a higher local-currency cost of goods, and in turn, a lower local-currency gross profit). The transaction impact from exchange rates is typically recovered over time with price increases. However, during periods of rapid change in exchange rates; pricing is unable to change quickly enough. In these situations, it could make sense to hedge the exchange rate exposure in sourcing costs. This is exactly what we did for 2015 for the euro-to-dollar exposure in our cost of goods line. Once the euro began to decline, we decided to hedge all of our euro-based currency exposure in our cost of goods line. We are fully hedged for the year.

Knights Apparel-related FAQ

Q: What is the expected contribution to 2015 financial results from the Knights Apparel acquisition?

A: *Inherent in our full-year 2015 guidance from Knights Apparel is approximately $160 million in sales and approximately $18 million in operating profit, excluding charges. In the second quarter, Knights Apparel contributed approximately $37 million in revenue and approximately $5 million in operating profit, excluding charges.*

Q: What is the expected financial contribution of the Knights Apparel acquisition?

A: *Once synergies are fully realized, which we currently estimate will be within two to three years, and excluding charges, we believe Knights Apparel should annually add over $180 million to sales, approximately $40 million to operating profit, approximately $0.08 a share to earnings and approximately $40 million to cash flow from operations.*

Q: What is the expected return for this acquisition?

A: *Based on the purchase price of $200 million, this transaction is valued at roughly 8 times estimated 2015 EBITDA, but post synergies, we expect this multiple to drop to roughly 4 ½ times and deliver an after-tax IRR in the high-teens.*

Q: How confident are you that you will be able to achieve the $40 million of operating profit, excluding charges, within two to three years and where are the synergies coming from?

A: *We believe we can deliver approximately $40 million in operating profit, excluding charges, within two to three years. The sources of synergies include: (1) leveraging the collegiate licensing and graphic art capabilities of our Gear For Sports business; (2) leveraging the strength and expertise of our mass channel business; (3) leveraging our global supply chain and gaining scale from reducing third-party sourcing and decoration; and, (4) eliminating duplicative stand-alone company costs.*

Q: How will the operating profit trend progress from approximately $18 million in 2015 to approximately $40 million within two to three years?

A: *The progression will be a function of generating value by leveraging our strength and expertise in the mass channel, the collegiate licensing and graphic art capabilities of our Gear For Sports business as well as our global supply chain, especially by internalizing third-party sourced production and decoration.*

Q: Can you provide any insight into Knights Apparel's financial performance?

A: *Knights Apparel is expected to generate roughly $180 million in full-year sales in 2015 but with only a high-single digit operating margin. As we integrate their business and leverage our core competencies, particularly within our low-cost, company-owned supply chain, we believe we can grow their revenue and increase their operating margins to the high-teens range within two to three years.*

Q: You mentioned that Knights Apparel's business is expected to generate a high-single digit operating margin on $180 million in sales for full-year 2015, yet your partial-year guidance of $18 million in operating profit on $160 million in sales implies a low double-digit operating margin, does this mean you expect to realize synergies in 2015?

A: *No, we are not expecting any synergies in 2015. Knights Apparel's business typically loses money in the first quarter.*

Q: Can you achieve any synergies in 2015?

A: *Given the integration actions are not expected to begin until late in the fourth quarter, we are not expecting any synergies in 2015 and there are no synergies reflected in our current 2015 guidance. If we were able to achieve synergies in 2015, the amount would be relatively small and realized very late in the year.*

Q: Can you provide any insight into Knights Apparel's business operations?

A: *Knights Apparel is a leading supplier of licensed collegiate sports apparel, predominantly in the mass channel. Knights Apparel has licenses with over 400 colleges and universities, including exclusive arrangements with a significant majority of the top 50 selling schools (as measured by logo apparel sales). They also have a small position in professional sports licensed apparel in the mass channel. Their business is replenishment in nature and they currently source all of their apparel and graphic printing needs. Knights Apparel's leading collegiate apparel position in the mass retail channel is a great complement to Gear For Sports' leading collegiate apparel position in the college bookstore channel.*

Q: How will their business fit into your global supply chain?

A: *We see their business fitting into our low-cost, company-owned supply chain in two ways. First, they secure blank t-shirts and sweatshirts in the open market that we can supply directly. Second, they outsource their graphic art and printing, which we can integrate into our low-cost printing operations in Honduras, or in the case of short lead time products, into our quick-turn operations in Lenexa, Kansas and Reynosa, Mexico.*

Q: When do you expect the acquisition to close?

A: *The acquisition closed on April 6, 2015.*

Q: What drove the timing of the deal?

A: *We held on-again, off-again acquisition discussions with Knights Apparel over the past couple of years. However, recently Merit Capital Partners launched a formal process to sell the company. We believe we were the logical strategic buyer given our leading position in the collegiate bookstore channel with our Gear For Sports business, our low-cost supply chain, our internal graphic printing capabilities and our expertise in the mass channel. We were able to come to mutually agreeable terms and were able to announce our intention to acquire the business, provided regulatory approval and customary closing conditions are met. We have highlighted acquisitions as a way for Hanesbrands to deploy our significant levels of cash flow generation to drive superior shareholder returns. Knights Apparel clearly hit on all four of our acquisition criteria: (1) in a core category; (2) provides complimentary growth opportunities; (3) provides significant synergy opportunity; and, (4) provides strong returns to shareholders and is accretive in year one, excluding acquisition costs.*

DBApparel- related FAQs

Q: How much did DBApparel contribute to your results?

A: *For the full year 2014, DBA contributed approximately €230 million, or roughly $291 million, to revenue and approximately €21 million, or roughly $27 million, to operating profit, excluding charges. DBA is a typical European company in the sense that European companies usually carry higher gross margins and higher SG&A rates. In DBA's case, it has gross margins in the upper-40% range with SG&A costs, as a percent of sales, in the upper-30% to low-40% range. DBA, excluding charges, had an outsized impact on our gross margin and SG&A rate in both the fourth quarter and the full- year. For 2014, our gross margin increased 200 basis points over 2013, excluding charges, with DBA accounting for approximately 70 basis points of the increase, while our SG&A rate increased 50 basis points, excluding charges, with DBA adding 100 basis points.*

For the first quarter 2015, DBA contributed approximately €164 million, or roughly $184 million, to revenue and approximately €11 million, or roughly $13 million, to operating profit, excluding charges. For the first quarter, our gross margin, excluding charges, increased 300 basis points over last year with DBA accounting for approximately 190 basis points of the increase, while our SG&A rate, excluding charges, increased 280 basis points with DBA adding approximately 270 basis points. For the second quarter of 2015, DBA contributed approximately €134 million, or roughly $149 million, to revenue and approximately €5 million, or roughly $5 million, to operating profit, excluding charges.

Q: What is the expected financial contribution of the DBApparel acquisition?

A: *Once synergies are fully realized, which we estimate will be within three to four years, we believe DBA should annually add €100 million to operating profit, excluding charges, which is unchanged from our initial expectations provided on June 25, 2014 when we announced the acquisition.*

Q: How confident are you that you will be able to achieve €100 million in operating profit by year three or four and where are the synergies coming from?

A: *We believe we can deliver the €100 million, excluding charges, of accretion within three to four years. The sources of synergies are: (1) leveraging our global supply chain, especially by internalizing third-party sourced production; and, (2) grafting our disciplined Innovate-to-Elevate strategy onto their existing business.*

Q: Has the depreciation in the euro relative to the U.S. Dollar impacted your long-term returns and/or profit goals for DBApparel?

A: *Changes in the euro have absolutely no impact on our after-tax IRR because the entire transaction was completed in euros – we bought the Company in euros, we borrowed in euros and we are using DBA's free cash flow, which is in euros, to repay the debt. Within the next three to four years, we continue to believe that the acquisition should be able to contribute €100 million, excluding charges, to operating profit.*

Q: Can you share with us your specific synergy plans and how you expect them to unfold – SG&A versus COGS?

A: *We began the Works Council process in April to discuss with employees our integration strategies and plans. We have completed all but one of the required Works Council consultations. We believe we will be in position to begin implementing the lion's share of the integration actions in the fourth quarter of 2015. We will share specific details of the plan as we get closer to implementation.*

Q: Does this provide a platform to expand your brands into Europe and vice versa? Is this the revenue synergy opportunity?

A: *The revenue synergies will come from focusing on efforts in Europe that leverage all three aspects of our Innovate-to-Elevate strategy, just as we do elsewhere: building brand power, introducing platform innovations, and leveraging our combined global supply chain with a focus on self-manufacturing. DBApparel already primarily has the No.1 position in their markets, and the DIM brand already has a dominant share, so there is little need or opportunity to cross-introduce our brands into their geography, and vice versa. We do have the potential to cross-pollinate product ideas and R&D expertise.*

Q: Excluding the purchase price, what are the total costs associated with the DBApparel acquisition? And what portion will be cash-based?

A: *We will provide more detail as we get closer to the implementation of our plan, which we currently believe could begin in the fourth quarter of 2015.*

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Charges for Actions and Reconciliation to GAAP Measures

Adjusted EPS, adjusted net income, adjusted operating profit (and margin), adjusted SG&A, adjusted gross profit (and margin) and EBITDA are not generally accepted accounting principle measures. Adjusted EPS is defined as diluted EPS excluding actions and the tax effect on actions. Adjusted net income is defined as net income excluding actions and the tax effect on actions. Adjusted operating profit is defined as operating profit excluding actions. Adjusted gross profit is defined as gross profit excluding actions. Adjusted SG&A is defined as selling, general and administrative expenses excluding actions. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

Hanes has chosen to provide these non-GAAP measures to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating company operations. Non-GAAP measures should not be considered a substitute for financial information presented in accordance with GAAP and may be different from non-GAAP or other pro forma measures used by other companies. See Table 2 and Table 5 attached to our press release dated July 30, 2015 to reconcile these non-GAAP financial measures to the most directly comparable GAAP measure.

Hanes' current estimate for pretax charges in 2015 for acquisition, integration and other actions is approximately $240 million or more, but actual charges could vary significantly. On a GAAP basis, full-year 2015 diluted EPS will vary depending on actual performance, charges and tax rate. GAAP diluted EPS could be in the range of $1.10 to $1.14. GAAP operating profit for 2015 could be in the range of $613 million to $633 million.

Cautionary Statement Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue" or similar expressions. In particular, among others, statements about our 2015 financial guidance and the HanesBrands acquisition of Maidenform, DBApparel and Knights Apparel (the "acquisitions"), including integration plans and the expected impact of the acquisitions on HanesBrands' sales, earnings, operating profit and cash flow from operations, are forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management, expressed in good faith. However, there can be no assurance that the expectation or belief will result or will be achieved or accomplished, and actual results may differ materially from those contemplated by the forward-looking statements. A number of important factors could cause actual results to differ materially from those contemplated by the forward- looking statements, including, but not limited to our ability to achieve expected synergies and successfully complete the integration of Maidenform, DBApparel and Knights Apparel and the level of expenses and other charges related to the acquisition. For further information regarding the risks associated with HanesBrands' business, please refer to our most recent Securities and Exchange Commission reports, including our annual report on Form 10-K and quarterly reports on Form 10-Q, as well as in the investors section of our corporate website at www.Hanes.com/investors. Since it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, the above list should not be considered a complete list. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.